FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 15, 2017

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

  Yes ___      No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “To announce the major resolutions of AUO 2017 Annual General Shareholders' Meeting” dated June 15, 2017.

2.	Taiwan Stock Exchange filing entitled, “To announce of the record date for cash dividend” dated June 15, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 15, 2017	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

June 15, 2017

English Language Summary

Subject: To announce the major resolutions of AUO 2017 Annual General Shareholders' Meeting

Regulation: Published pursuant to Article 4-18 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2017/06/15

Contents:

1.	Date of the shareholders' meeting:2017/06/15

2.	Important resolutions (1)profit distribution/deficit compensation:

Accepted the proposal for the distribution of 2016 earnings. The cash dividend is NT$0.56 per share.

3.	Important resolutions (2)amendments of the corporate charter:

Approved the amendment to Articles of Incorporation.

4.	Important resolutions (3)business report and financial statements:

Accepted 2016 Business Report and Financial Statements.

5.	Important resolutions (4)elections of board of directors and supervisors: NA

6.	Important resolutions (5)other proposals:

(1)	Approved the amendment to Handling Procedures for Acquisition or Disposal of Assets.

(2)	Approved issuance of new common shares for cash to sponsor issuance of the overseas depositary shares and/or issuance of new common shares for cash in public offering and/or issuance of new common shares for cash in private placement and/or issuance of overseas or domestic convertible bonds in private placement.

7.	Any other matters that need to be specified:NA

Item 2

AU Optronics Corp.

June 15, 2017

English Language Summary

Subject: To announce of the record date for cash dividend

Regulation: Published pursuant to Article 4-14 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2017/06/15

Contents:

1.	Date of the resolution by the board of directors or shareholders' meeting or decision by the Company:2017/06/15

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, "Ex-dividend", or "Ex-rights and dividend”):Ex-dividend

3.	Type and monetary amount of dividend distribution:

Appropriations of earnings in cash dividends to shareholders：NT$5,389,577,264 (NT$0.56 per common share)

4.	Ex-rights (ex-dividend) trading date:2017/07/03

5.	Last date before book closure:2017/07/04

6.	Book closure starting date:2017/07/05

7.	Book closure ending date:2017/07/09

8.	Ex-rights (ex-dividend) record date:2017/07/09

9.	Any other matters that need to be specified:

The ex-dividend trading date for AUO American Depositary Shares (ADSs) will be July 3, 2017. The record date for AUO ADSs entitled to participate in the cash dividend distribution will be July 6, 2017. Any questions regarding the dividend of AUO ADSs, please contact AUO's ADR Depositary bank-Citibank, N.A. (Tel:+ 1-877-248-4237；email：citibank@shareholders-online.com)